SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                      FORM 11-K


                                   ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



(Mark One):

 X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the fiscal year ended  December 29, 1995
                           ---------------------------------

                                  OR

|_|      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from _________________  to ____________________

Commission file number  1-14040
                        ---------------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Host Marriott Services Corporation Non-Employee Directors' Deferred Stock Compensation Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Host Marriott Services Corporation, 10400 Fernwood Road, Department 928.83, Bethesda, Maryland 20817-1109

         The Host Marriott Services Corporation Non-Employee Directors' Deferred Stock Compensation Plan does not hold any assets on behalf of its participants. Accordingly, no financial statements are filed herewith.


                                SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






Date  June 21, 1996                                /s/ Joe P. Martin
                                                  -------------------------
                                           Name:   Joe P. Martin
                                          Title:   Senior Vice President
                                                   &General Counsel